Chunghwa Telecom

February 10, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Jan	Net sales	19,314,166	19,874,608	(-)560,442	(-)2.82%

Jan-Jan	Net sales	19,314,166	19,874,608	(-)560,442	(-)2.82%

b                  Trading purpose : None